Exhibit 99.2

2Q’25 Earnings Release

ir.vincicompass.com

August 12th, 2025

Vinci Compass Reports Second Quarter 2025 Results

Alessandro Horta, Chief Executive Officer, stated, “We’re pleased to report another strong quarter for Vinci Compass, marked by solid financial results, continued fundraising momentum, and the acceleration of key strategic initiatives across our platform. In the 2Q’25, Vinci Compass posted healthy FRE results, as we continue to bring in additional AUM from a diverse set of strategies, with highlights to Infrastructure, Credit and Global IP&S, and compelling contributions from performance fees and GP Investment Income. We believe we are exceptionally well-positioned to navigate today’s dynamic environment on behalf of our investors. Our portfolios remain in excellent shape, and we continue to execute with discipline and focus across all fronts.”

Realized Performance Fees & Appreciation + Capital Formation

R$17mmRealized Performance Fees 2Q’25 +87% YoY

R$12bn

Appreciation + Capital Formation 2Q’25 Distributable Earnings & Dividends

R$76mm +30% YoY Adj. Distributable Earnings 2Q’25

R$ Adj. Distributable Earnings (per Share) 2Q’25

US$ Quarterly Dividend

2Q’25 Earnings Release August 12th, 2025

About Vinci Compass

Vinci Compass stands as the premier partner for alternative investments and global solutions in Latin America. With nearly three decades of experience and local operations from eleven offices in Latin America and the US, our expertise spans: Private Equity, Credit, Real Estate, Infrastructure, Forestry, Equities, Global Investment Products & Solutions, and Corporate Advisory. Each segment is managed by specialized teams dedicated to investment and advisory excellence. As of June 2025, Vinci Compass had R$304 billion in assets under management and advisory.

Webcast and Earnings Conference Call

Vinci Compass will host a conference call at 5:00pm ET on Tuesday, August 12, 2025, to announce its second quarter 2025 results.

To access the webcast please visit the Events & Presentations' section of the Company's website at:

https://ir.vincicompass.com/news-and-events/events.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

Investor Contact

ShareholderRelations@vincicompass.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Kate Thompson

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Earnings Release | Vinci Compass	3

2Q’25 Earnings Release August 12th, 2025

Segment Earnings

(R$ thousands, unless mentioned)	2Q'24	1Q'25	2Q'25	∆ YoY(%)	2Q'24 YTD	2Q'25 YTD	∆ YoY(%)
Net revenue from management fees	114,134	195,529	195,569	71%	210,589	391,098	86%
Net revenue from advisory fees	11,481	24,853	26,220	128%	21,840	51,073	134%
Other revenues	–	11,262	10,944	N/A	–	22,206	N/A
Total Fee Related Revenues[i]	125,615	231,644	232,733	85%	232,429	464,377	100%
Segment personnel expenses	(7,556)	(20,125)	(20,682)	174%	(14,893)	(40,807)	174%
Other G&A expenses	(6,535)	(15,431)	(17,423)	167%	(12,030)	(32,854)	173%
Placement fee amortization and rebates	(490)	(21,015)	(17,792)	3,531%	(991)	(38,807)	3,816%
Corporate center expenses	(25,750)	(77,652)	(78,484)	205%	(46,837)	(156,136)	233%
Bonus compensation related to management and advisory	(23,380)	(31,744)	(33,127)	42%	(42,128)	(64,871)	54%
Total Fee Related Expenses	(63,711)	(165,967)	(167,509)	163%	(116,879)	(333,476)	185%
FEE RELATED EARNINGS (FRE)ii	61,904	65,677	65,224	5%	115,550	130,901	13%
FRE Marginiii (%)	49.3%	28.4%	28.0%		49.7%	28.2%
FRE per shareiv (R$/share)	1.16	1.04	1.03	(11)%	2.17	2.07	(5)%
Net revenue from performance fees	5,613	3,077	8,342	49%	7,886	11,419	45%
Performance based compensation	(2,503)	(1,350)	(3,683)	47%	(3,512)	(5,033)	43%
PERFORMANCE RELATED EARNINGS (PRE)[v]	3,110	1,727	4,660	50%	4,374	6,387	46%
PRE Marginvi (%)	55.4%	56.1%	55.9%		55.5%	55.9%
(-) Unrealized performance fees	3,483	–	8,711	150%	3,483	8,711	150%
(+) Unrealized performance compensation	(1,233)	–	(3,083)	150%	(1,233)	(3,083)	150%
(+) Realized GP investment income	12,379	4,285	13,576	10%	16,785	17,861	6%
SEGMENT DISTRIBUTABLE EARNINGSvii	79,643	71,689	89,088	12%	138,959	160,777	16%
Segment DE Margin (%)	54.1%	30.0%	33.8%		53.3%	32.0%
(+) Depreciation and amortization	1,873	3,361	2,779	48%	3,764	6,140	63%
(+) Realized financial income	11,421	14,423	21,804	91%	23,783	36,227	52%
(-) Leasing expenses	(2,076)	(3,758)	(3,722)	79%	(4,292)	(7,480)	74%
(-) Other itemsviii	(17,517)	(14,004)	(20,758)	19%	(26,753)	(34,762)	30%
(-) Non-operational expensesix	(11,674)	(255)	(618)	(95)%	(13,007)	(873)	(93)%
(-) Income taxes (excluding related to unrealized fees and income)	(14,872)	(9,378)	(13,236)	(11)%	(27,359)	(22,614)	(17)%
DISTRIBUTABLE EARNINGS (DE)[x]	46,797	62,078	75,337	61%	95,094	137,415	45%
DE Marginxi (%)	29.5%	24.5%	26.4%		33.4%	25.5%
DE per share (R$/share)	0.88	0.98	1.19	36%	1.79	2.17	22%
(+) Nonrecurring expenses (including Income Tax effect)	11,604	228	422	(96)%	12,912	650	(95)%
ADJUSTED DISTRIBUTABLE EARNINGSxii	58,401	62,306	75,759	30%	108,006	138,065	28%
Adjusted DE Marginxiii (%)	36.8%	24.6%	26.6%		38.0%	25.6%
Adjusted DE per sharexiv (R$/share)	1.10	0.98	1.20	9%	2.03	2.18	8%

Total Fee Related Revenues of R$232.7 million for the quarter ended June 30, 2025, compared to R$125.6 million for the quarter ended June 28, 2024, an increase of 85% year-over-year. This increase was pushed by growth in management fees and higher advisory fees, driven mostly by the contribution from the Compass and Lacan transactions, combined with organic fundraising from the Private Equity and Real Assets segments. In the quarter, management fees accounted for R$195.6 million, an increase of 71% year-over-year. Advisory fees, which include fees coming from upfront fees charged for third-party distribution alternative commitments in Global IP&S and the Corporate Advisory segment totaled R$26.2 million, up 128% year-over-year. Other revenues, which comprise of brokerage fees and fund services fees, totaled R$10.9 million in the quarter. Fee Related Revenues were R$464.4 million for the year-to-date period ended June 30, 2025, up 100% when compared to the year-to-date period ended June 28, 2024, driven by strong fundraising across Private Equity, Credit and Real Assets products additional to the fees coming from transactions with Compass, MAV and Lacan.

Earnings Release | Vinci Compass	4

2Q’25 Earnings Release August 12th, 2025

Fee Related Earnings (“FRE”) of R$65.2 million (R$1.03/share) for the quarter ended June 30, 2025, up 5% year-over-year on an absolute basis and down 11% year-over-year on a per share basis, driven by higher catch-up fees in the 2Q’24 due to the fundraising cycle of VCP IV. Excluding catch-up fees in the 2Q’24 and 2Q’25, FRE grew by 25% year-over-year on a nominal basis. FRE of R$130.9 million (R$2.07/share) for the year-to-date period ended June 30, 2025, up 13% when compared to the year-to-date period ended June 28, 2024.

Performance Related Earnings (“PRE”) of R$4.7 million for the quarter ended June 30, 2025, up 50% year-over-year. This growth was driven by net performance fees recognized across Credit, Equities, Global IP&S and Real Assets segments. PRE was R$6.4 million for the year-to-date period ended June 30, 2025, an increase of 46% when compared to the year-to-date period ended June 28, 2024.

Segment Distributable Earnings of R$89.1 million for the quarter ended June 30, 2025, up 12% year-over-year. Segment Distributable Earnings were R$160.8 million for the year-to-date period ended June 30, 2025, up 16% year-over-year.

Adjusted Distributable Earnings (“DE”) of R$75.8 million (R$1.20/share) for the quarter ended June 30, 2025, up 30% year-over-year on an absolute basis and 9% year-over-year on a per share basis. The increase was driven by stronger realized performance fees and realized GP investment income. Adjusted DE was R$138.1 million (R$2.18/share) for the year-to-date period ended June 30, 2025, up 28% when compared to the year-to-date period ended June 28, 2024, on an absolute basis, and up 8% on a per share basis.

Earnings Release | Vinci Compass	5

2Q’25 Earnings Release August 12th, 2025

Segment Highlights

Global IP&S

(R$ thousands, unless mentioned)	2Q'24	1Q'25	2Q'25	∆ YoY (%)	2Q'24 YTD	2Q'25 YTD	∆ YoY (%)
Net revenue from management fees	19,134	65,625	59,691	212%	39,106	125,316	220%
Net revenue from advisory fees	524	22,547	17,527	3,245%	532	40,074	7,433%
Other revenues	–	11,085	10,748	N/A	–	21,833	N/A
Total Fee Related Revenues	19,659	99,257	87,966	347%	39,639	187,223	372%
Segment personnel expenses	(2,188)	(6,299)	(5,841)	167%	(4,376)	(12,140)	177%
Other G&A expenses	(2,881)	(7,043)	(8,383)	191%	(5,508)	(15,426)	180%
Placement fee amortization and rebates	–	(9,438)	(9,683)	N/A	–	(19,122)	N/A
Corporate center expenses	(4,777)	(42,022)	(39,995)	737%	(8,958)	(82,017)	816%
Bonus compensation related to management and advisory	(6,255)	(13,419)	(11,598)	85%	(11,009)	(25,017)	127%
Total Fee Related Expenses	(16,101)	(78,221)	(75,501)	369%	(29,851)	(153,722)	415%
FEE RELATED EARNINGS (FRE)	3,557	21,035	12,466	250%	9,787	33,501	242%
FRE Margin (%)	18.1%	21.2%	14.2%		24.7%	17.9%
Net revenue from performance fees	214	1,295	536	150%	223	1,830	721%
Realized performance fees	214	1,295	536	150%	223	1,830	721%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(107)	(562)	(265)	148%	(111)	(828)	645%
PERFORMANCE RELATED EARNINGS (PRE)	107	732	270	153%	112	1,003	795%
PRE Margin (%)	50.0%	56.6%	50.5%		50.2%	54.8%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
(+) Realized GP investment income	169	296	397	135%	227	692	205%
SEGMENT DISTRIBUTABLE EARNINGS	3,834	22,063	13,133	243%	10,127	35,196	248%
Segment DE Margin (%)	19.1%	21.9%	14.8%		25.3%	18.5%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	24,845	230,551	228,773	821%	24,845	228,773	821%
AVERAGE FEE RATE (%)	0.33%	0.13%	0.13%		0.34%	0.13%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX-UPFRONTS[4]	24,845	180,855	182,317	634%	24,845	182,317	634%
AVERAGE FEE RATE (%) EX-UPFRONTS	0.33%	0.17%	0.16%		0.34%	0.16%

Fee Related Earnings (FRE) of R$12.5 million for the quarter ended June 30, 2025, up 250% year-over-year. This growth was driven by management and advisory fees from third-party distribution (TPD) across liquid and alternative strategies coming from the combination with Compass. Global IP&S advisory fees consist of upfront fees charged for TPD alternative commitments. FRE was R$33.5 million for the year-to-date period ended June 30, 2025, a 242% increase when compared to the 2Q’24 year-to-date period ended June 28, 2024.

Performance Related Earnings (PRE) of R$0.3 million for the second quarter 2025, up 153% year-over-year. These performance fees were driven by separate mandate funds in Brazil.

Segment Distributable Earnings of R$13.1 million for the quarter ended June 30, 2025, up 243% year-over-year, driven by higher Fee Related Earnings in the quarter. Segment DE was R$35.2 million for the year-to-date period ended June 30, 2025.

AUMxv R$230.2 billion, representing an 819% year-over-year increase. This growth was driven by both inorganic expansion and appreciation within the portfolio.

Earnings Release | Vinci Compass	6

2Q’25 Earnings Release August 12th, 2025

Credit

(R$ thousands, unless mentioned)	2Q'24	1Q'25	2Q'25	∆ YoY (%)	2Q'24 YTD	2Q'25 YTD	∆ YoY (%)
Net revenue from management fees	14,483	52,818	54,518	276%	27,666	107,336	288%
Net revenue from advisory fees	–	–	–	N/A	280	–	(100)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	14,483	52,818	54,518	276%	27,945	107,336	284%
Segment personnel expenses	(1,310)	(6,851)	(6,928)	429%	(2,673)	(13,779)	415%
Other G&A expenses	(688)	(2,561)	(3,191)	364%	(1,452)	(5,752)	296%
Placement fee amortization and rebates	–	(8,065)	(7,525)	N/A	–	(15,590)	N/A
Corporate center expenses	(3,609)	(17,123)	(17,207)	377%	(6,337)	(34,330)	442%
Bonus compensation related to management and advisory	(3,049)	(8,017)	(8,196)	169%	(5,545)	(16,213)	192%
Total Fee Related Expenses	(8,655)	(42,617)	(43,047)	397%	(16,007)	(85,664)	435%
FEE RELATED EARNINGS (FRE)	5,828	10,202	11,471	97%	11,939	21,673	82%
FRE Margin (%)	40.2%	19.3%	21.0%		42.7%	20.2%
Net revenue from performance fees	3,405	16	4,507	32%	3,412	4,522	33%
Realized performance fees	3,405	16	4,507	32%	3,412	4,522	33%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(1,508)	(2)	(1,959)	30%	(1,512)	(1,961)	30%
PERFORMANCE RELATED EARNINGS (PRE)	1,898	13	2,548	34%	1,902	2,561	35%
PRE Margin (%)	55.7%	86.6%	56.5%		55.7%	56.6%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
(+) Realized GP investment income	2,340	1,477	1,816	(22)%	3,982	3,292	(17)%
SEGMENT DISTRIBUTABLE EARNINGS	10,066	11,692	15,835	57%	17,823	27,527	54%
Segment DE Margin (%)	49.8%	21.5%	26.0%		50.4%	23.9%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	8,311	28,764	29,908	260%	8,311	29,908	260%
AVERAGE MANAGEMENT FEE RATE (%)	0.75%	0.76%	0.76%		0.75%	0.76%

Fee Related Earnings (FRE) of R$11.5 million for the quarter ended June 30, 2025, up 97% year-over-year, driven by higher management fees from both inorganic and organic growth, coming from fundraising, deployment and portfolio appreciation across various strategies and geographies. FRE was R$21.7 million for the year-to-date period ended June 30, 2025, up 82% when compared to the year-to-date period ended June 28, 2024.

Performance Related Earnings (PRE) was R$2.5 million for the quarter ended June 30, 2025, up 34% year-over-year, coming mainly from our Private Credit High Grade strategy.

Segment Distributable Earnings of R$15.8 million for the quarter ended June 30, 2025, up 57% year-over-year, driven by higher Fee Related Earnings in the quarter. Segment DE was R$27.5 million for the year-to-date period ended June 30, 2025.

AUM of R$29.9 billion in the quarter, up 260% year-over-year. In the year-to-date period ended June 30, 2025, in addition to the added inorganic AUM from transactions with Compass and MAV, we had a strong organic fundraising activity, securing new commitments for the segment — with closings of SPS IV, from the Opportunistic Capital Solutions strategy, and PEPCO II from our Diversified Private Credit strategy.

Earnings Release | Vinci Compass	7

2Q’25 Earnings Release August 12th, 2025

Private Equity

(R$ thousands, unless mentioned)	2Q'24	1Q'25	2Q'25	∆ YoY (%)	2Q'24 YTD	2Q'25 YTD	∆ YoY (%)
Net revenue from management fees	43,480	31,294	30,710	(29)%	69,764	62,005	(11)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	43,480	31,294	30,710	(29)%	69,764	62,005	(11)%
Segment personnel expenses	(1,080)	(1,168)	(1,178)	9%	(2,146)	(2,346)	9%
Other G&A expenses	(1,183)	(798)	(1,393)	18%	(1,716)	(2,191)	28%
Placement fee amortization and rebates	(298)	(367)	(363)	22%	(607)	(730)	20%
Corporate center expenses	(6,884)	(6,032)	(6,518)	(5)%	(12,334)	(12,550)	2%
Bonus compensation related to management and advisory	(4,571)	(3,497)	(3,636)	(20)%	(7,677)	(7,134)	(7)%
Total Fee Related Expenses	(14,017)	(11,861)	(13,088)	(7)%	(24,481)	(24,949)	2%
FEE RELATED EARNINGS (FRE)	29,464	19,433	17,622	(40)%	45,284	37,055	(18)%
FRE Margin (%)	67.8%	62.1%	57.4%		64.9%	59.8%
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	N/A	–	–	N/A
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
(+) Realized GP investment income	–	–	1,692	N/A	–	1,692	N/A
SEGMENT DISTRIBUTABLE EARNINGS	29,464	19,433	19,314	(34)%	45,284	38,747	(14)%
Segment DE Margin (%)	67.8%	62.1%	59.6%		64.9%	60.8%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	12,385	13,287	12,710	3%	12,385	12,710	3%
AVERAGE MANAGEMENT FEE RATE (%)	1.57%	1.00%	1.01%		1.29%	1.00%

Fee Related Earnings (FRE) of R$17.6 million for the quarter ended June 30, 2025, down 40% year-over-year. This decrease is due solely to the catch-up fees recognized in the 2Q’24 from the strong fundraising of the VCP IV strategy in that quarter, which ended in the 4Q’24, thus not occurring again in 2025. Excluding this effect and considering only recurring management fees, FRE would be up 21% year-over-year.

Segment Distributable Earnings of R$19.3 million for the quarter ended June 30, 2025, down 34% when compared to the quarter ended June 28, 2024, in line with the decline in Fee Related Earnings. Segment DE was R$38.7 million for the year-to-date period ended June 30, 2025.

AUM of R$15.8 billion at the end of the second quarter, a 2% increase year-over-year, supported by the fundraising of the fourth flagship Private Equity Vintage, VCP IV.

Earnings Release | Vinci Compass	8

2Q’25 Earnings Release August 12th, 2025

Equities

(R$ thousands, unless mentioned)	2Q'24	1Q'25	2Q'25	∆ YoY (%)	2Q'24 YTD	2Q'25 YTD	∆ YoY (%)
Net revenue from management fees	13,762	18,794	18,686	36%	27,726	37,480	35%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	13,762	18,794	18,686	36%	27,726	37,480	35%
Segment personnel expenses	(834)	(2,269)	(2,969)	256%	(1,723)	(5,238)	204%
Other G&A expenses	(475)	(2,121)	(1,497)	215%	(819)	(3,618)	342%
Placement fee amortization and rebates	–	(1,551)	(1,402)	N/A	–	(2,953)	N/A
Corporate center expenses	(3,382)	(5,701)	(5,991)	77%	(6,272)	(11,692)	86%
Bonus compensation related to management and advisory	(2,267)	(2,562)	(2,601)	15%	(4,271)	(5,163)	21%
Total Fee Related Expenses	(6,958)	(14,203)	(14,460)	108%	(13,084)	(28,663)	119%
FEE RELATED EARNINGS (FRE)	6,804	4,591	4,226	(38)%	14,642	8,817	(40)%
FRE Margin (%)	49.4%	24.4%	22.6%		52.8%	23.5%
Net revenue from performance fees	1,679	1,767	3,299	96%	3,936	5,066	29%
Realized performance fees	1,679	1,767	3,299	96%	3,936	5,066	29%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(749)	(786)	(1,426)	90%	(1,750)	(2,212)	26%
PERFORMANCE RELATED EARNINGS (PRE)	929	982	1,873	102%	2,184	2,854	31%
PRE Margin (%)	55.3%	55.6%	56.8%		55.5%	56.3%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	7,733	5,573	6,099	(21)%	16,826	11,671	(31)%
Segment DE Margin (%)	50.1%	27.1%	27.7%		53.1%	27.4%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	9,426	14,739	15,502	64%	9,426	15,502	64%
AVERAGE MANAGEMENT FEE RATE (%)	0.61%	0.55%	0.51%		0.61%	0.53%

Fee Related Revenues of R$18.7 million for the quarter ended June 30, 2025, up 36% year-over-year. This increase was driven primarily by the consolidation of Compass’ regional Equities platform, which contributed to growth in management fees.

Fee Related Earnings (FRE) of R$4.2 million for the quarter ended June 30, 2025, down 38% year-over-year due to higher expenses following the combination with Compass. FRE was R$8.8 million for the year-to-date period ended June 30, 2025, down 40% when compared to the same period in 2024.

Performance Related Earnings (PRE) of R$1.9 million for the quarter ended June 30, 2025, up 102% year-over-year, driven by higher realized performance fees in the period.

Segment Distributable Earnings of R$6.1 million for the quarter ended June 30, 2025, down 21% year-over-year, reflecting lower FRE despite the increase in performance fees. Segment DE was R$11.7 million for the year-to-date period ended June 30, 2025.

AUM of R$15.6 billion at the end of the second quarter, a 64% increase year-over-year, following the combination with Compass and appreciation in the portfolio.

Earnings Release | Vinci Compass	9

2Q’25 Earnings Release August 12th, 2025

Real Assets

(R$ thousands, unless mentioned)	2Q'24	1Q'25	2Q'25	∆ YoY (%)	2Q'24 YTD	2Q'25 YTD	∆ YoY (%)
Net revenue from management fees	23,275	26,997	31,963	37%	46,327	58,960	27%
Net revenue from advisory fees	2,197	1,850	473	(78)%	2,471	2,322	(6)%
Other revenues	–	177	197	N/A	–	374	N/A
Total Fee Related Revenues	25,471	29,024	32,633	28%	48,798	61,656	26%
Segment personnel expenses	(1,535)	(2,986)	(3,054)	99%	(2,813)	(6,040)	115%
Other G&A expenses	(1,023)	(2,774)	(2,676)	162%	(2,080)	(5,450)	162%
Placement fee amortization and rebates	(192)	(1,594)	1,181	N/A	(384)	(413)	7%
Corporate center expenses	(5,810)	(5,931)	(7,712)	33%	(10,593)	(13,642)	29%
Bonus compensation related to management and advisory	(4,470)	(4,083)	(4,829)	8%	(7,764)	(8,912)	15%
Total Fee Related Expenses	(13,031)	(17,368)	(17,089)	31%	(23,636)	(34,457)	46%
FEE RELATED EARNINGS (FRE)	12,440	11,656	15,543	25%	25,161	27,199	8%
FRE Margin (%)	48.8%	40.2%	47.6%		51.6%	44.1%
Net revenue from performance fees	315	–	1	(100)%	315	1	(100)%
Realized performance fees	3,798	–	8,713	129%	3,798	8,713	129%
Unrealized performance fees	(3,483)	–	(8,711)	150%	(3,483)	(8,711)	150%
Performance based compensation	(139)	–	(32)	(77)%	(139)	(32)	(77)%
PERFORMANCE RELATED EARNINGS (PRE)	176	–	(31)	N/A	176	(31)	N/A
PRE Margin (%)	55.9%	N/A	N/A		55.9%	N/A
(-) Unrealized performance fees	3,483	–	8,711	150%	3,483	8,711	150%
(+) Unrealized performance compensation	(1,233)	–	(3,083)	150%	(1,233)	(3,083)	150%
(+) Realized GP investment income	9,870	2,512	9,672	(2)%	12,576	12,184	(3)%
SEGMENT DISTRIBUTABLE EARNINGS	24,735	14,168	30,813	25%	40,162	44,981	12%
Segment DE Margin (%)	63.2%	44.9%	60.4%		61.6%	54.5%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	10,625	11,839	12,026	13%	10,625	12,026	13%
AVERAGE MANAGEMENT FEE RATE (%)	0.91%	0.98%	1.13%		0.90%	1.05%

Fee Related Revenues of R$32.6 million for the quarter ended June 30, 2025, up 28% year-over-year. The increase was supported by strong business momentum driven by catch-up fees from the final closing of VICC and inorganic growth. Fee Related Revenues were R$61.7 million for the year-to-date period ended June 30, 2025, up 26% when compared to the same period in 2024.

Fee Related Earnings (FRE) of R$15.5 million for the quarter ended June 30, 2025, up 25% year-over-year. FRE was R$27.2 million for the year-to-date period ended June 30, 2025, up 8% year-over-year.

Segment Distributable Earnings of R$30.8 million for the quarter ended June 30, 2025, up 25% year-over-year, driven by the recognition of performance fees from the FIP Infra Transmissão fund, which were initially booked as unrealized. This dynamic results on a neutral PRE as realized and unrealized performance fees offset each other, but a positive impact on Segment DE with Realized performance and GP Investment income. Segment DE was R$45.0 million for the year-to-date period ended June 30, 2025, up 12% year-over-year.

AUM of R$12.1 billion at the end of the third quarter, a 14% increase year-over-year. This segment encompasses Infrastructure, Real Estate, and Forestry strategies.

Earnings Release | Vinci Compass	10

2Q’25 Earnings Release August 12th, 2025

Corporate Advisory

(R$ thousands, unless mentioned)	2Q'24	1Q'25	2Q'25	∆ YoY (%)	2Q'24 YTD	2Q'25 YTD	∆ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	8,760	457	8,220	(6)%	18,557	8,677	(53)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	8,760	457	8,220	(6)%	18,557	8,677	(53)%
Segment personnel expenses	(609)	(553)	(712)	17%	(1,162)	(1,265)	9%
Other G&A expenses	(285)	(134)	(284)	(0)%	(455)	(418)	(8)%
Placement fee amortization and rebates	–	–	–	N/A	–	–	N/A
Corporate center expenses	(1,287)	(844)	(1,061)	(18)%	(2,342)	(1,905)	(19)%
Bonus compensation related to management and advisory	(2,768)	(167)	(2,267)	(18)%	(5,861)	(2,433)	(58)%
Total Fee Related Expenses	(4,949)	(1,697)	(4,323)	(13)%	(9,820)	(6,020)	(39)%
FEE RELATED EARNINGS (FRE)	3,810	(1,240)	3,897	2%	8,737	2,657	(70)%
FRE Margin (%)	43.5%	N/A	47.4%		47.1%	30.6%
SEGMENT DISTRIBUTABLE EARNINGS	3,810	(1,240)	3,897	2%	8,737	2,657	(70)%
Segment DE Margin (%)	43.5%	N/A	47.4%		47.1%	30.6%
	2Q'24	1Q'25	2Q'25	∆ YoY (%)	2Q'24 YTD	2Q'25 YTD	∆ YoY (%)
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	–	–	–	N/A	–	–	N/A
AVERAGE MANAGEMENT FEE RATE (%)	8,760	457	8,220	(6)%	18,557	8,677	(53)%

Fee Related Earnings (FRE) of R$3.9 million for the quarter ended June 30, 2025, up 2% year-over-year. Deal activity began to pick up in the 2Q’25, following macroeconomic uncertainties in the first quarter. We anticipate continued improvement in the second half of the year. FRE was R$2.7 million for the year-to-date period ended June 30, 2025.

Segment Distributable Earnings of R$3.9 million for the quarter ended June 30, 2025, up 2% year-over-year.

Earnings Release | Vinci Compass	11

2Q’25 Earnings Release August 12th, 2025

Income Statement

(R$ thousands, unless mentioned)	2Q'24	1Q'25	2Q'25	∆ YoY (%)	2Q'24 YTD	2Q'25 YTD	∆ YoY (%)
REVENUES
Net revenue from management fees	114,134	195,529	195,569	71%	210,589	391,098	86%
Net revenue from performance fees	5,613	3,077	8,342	49%	7,886	11,419	45%
Realized performance fees	9,096	3,077	17,054	87%	11,369	20,131	77%
Unrealized performance fees	(3,483)	–	(8,711)	150%	(3,483)	(8,711)	150%
Net revenue from advisory	11,481	24,853	26,220	128%	21,840	51,073	134%
Other revenues	–	11,262	10,944	N/A	–	22,206	N/A
Total net revenues from services rendered	131,228	234,721	241,075	84%	240,315	475,796	98%
OPERATING EXPENSES
Bonus related to management and advisory	(23,380)	(31,744)	(33,127)	42%	(42,128)	(64,871)	54%
Performance based compensation	(2,503)	(1,350)	(3,683)	47%	(3,512)	(5,033)	43%
Realized	(3,736)	(1,350)	(6,766)	81%	(4,745)	(8,116)	71%
Unrealized	1,233	–	3,083	150%	1,233	3,083	150%
Total compensation and benefits	(25,883)	(33,094)	(36,810)	42%	(45,640)	(69,904)	53%
Segment personnel expenses	(7,556)	(20,125)	(20,682)	174%	(14,893)	(40,807)	174%
Other general and administrative expenses	(6,535)	(15,431)	(17,423)	167%	(12,030)	(32,854)	173%
Placement fee amortization and rebates	(490)	(21,015)	(17,792)	3,531%	(991)	(38,807)	3816%
Corporate center expenses	(25,750)	(77,652)	(78,484)	205%	(46,837)	(156,136)	233%
Total expenses	(66,214)	(167,317)	(171,191)	159%	(120,391)	(338,508)	181%
Operating profit	65,014	67,404	69,884	7%	119,924	137,288	14%
OTHER GP AND FINANCIAM INCOME AND EXPENSES
GP Investment income	4,250	4,006	11,064	160%	17,759	15,070	(15)%
Realized gain from GP investment income	12,379	4,285	13,576	10%	16,785	17,861	6%
Unrealized gain from GP investment income	(8,128)	(279)	(2,512)	(69)%	975	(2,791)	N/A
Financial income	11,421	14,423	21,804	91%	23,783	36,227	52%
Realized gain from financial income	11,421	14,423	21,804	91%	23,783	36,227	52%
Unrealized gain from financial income	–	–	–	N/A	–	–	N/A
Leasing expenses	(2,076)	(3,758)	(3,722)	79%	(4,292)	(7,480)	74%
Other items	(21,249)	(4,458)	(5,165)	(76)%	(36,241)	(9,623)	(73)%
Equity gain (loss)	–	(2,201)	(3,996)	N/A	–	(6,197)	N/A
Share based plan	(5,660)	(5,003)	(6,994)	24%	(11,808)	(11,997)	2%
Management contract amortization	–	(2,870)	(3,471)	N/A	–	(6,341)	N/A
Extraordinary expenses	(11,674)	(255)	(618)	(95)%	(13,007)	(873)	(93)%
Total Other items	(24,988)	(116)	8,902	N/A	(23,806)	8,786	N/A
Profit before income taxes	40,026	67,288	78,785	97%	96,118	146,073	52%
(-) Income taxes	(11,679)	(11,360)	(12,012)	3%	(22,063)	(23,372)	6%
NET INCOME	28,347	55,928	66,773	136%	74,055	122,701	66%
(+) Nonrecurring expenses (including Income Tax effect)	11,604	228	422	(96)%	12,912	650	(95)%
(-) Earn-out Adjust	3,870	(8,141)	(10,851)	N/A	7,669	(18,992)	N/A
ADJUSTED NET INCOME	43,821	48,015	56,345	29%	94,636	104,360	10%

Total net revenues from services rendered of R$241.1 million for the quarter ended June 30, 2025, up 84% year-over-year. This growth was driven by stronger management and advisory fees in the period, primarily from the combination with Compass, additional to the acquisition of Lacan, combined with organic fundraising for VCP IV and VICC. Net revenues for the year-to-date period ended June 30, 2025, were R$475.8 million, representing a 98% increase when compared to the same period in 2024.

•	Management fee revenues of R$195.6 million for the quarter ended June 30, 2025, up 71% year-over-year. Management fees for the year-to-date period ended June 30, 2025, were R$391.1 million, up 86% when compared to the same period in 2024.

Earnings Release | Vinci Compass	12

2Q’25 Earnings Release August 12th, 2025
•	Performance fee revenues of R$8.3 million for the quarter ended June 30, 2025, up 49% year-over-year. Performance fee revenues for the year-to-date period ended June 30, 2025, were R$20.1 million, up 77% when compared to the same period in 2024.

•	Advisory fee revenues of R$26.2 million for the quarter ended June 30, 2025, compared to R$11.5 million for the quarter ended June 28, 2024, an increase of 128% year-over-year, driven by the contribution from the Compass combination in the Global IP&S segment. Advisory revenues for the year-to-date period ended June 30, 2025, were R$51.1 million, up 134% when compared to the same period in 2024.

Total expenses for the quarter ended June 30, 2025, of R$171.2 million, compared to R$66.2 million for the quarter ended June 28, 2024, an increase of 159% year-over-year. Total expenses for the year-to-date period ended June 30, 2025, were R$338.5 million, up 181% when compared to the same period in 2024. This increase is primarily attributed to the combination with Compass and the acquisition of Lacan, with the additional management teams brought with the transactions. Additionally, after the combination with Compass, our expenses were impacted by a new line of costs for amortization of placement fees and rebates, which were not meaningful before the transaction and started to have a bigger contribution to our expenses, as it reflects fees paid to distributors that, due to accounting procedures, are not deducted directly from management fees.

•	Bonus related to management and advisory fees of R$33.1 million for the quarter ended June 30, 2025, compared to R$23.4 million for the quarter ended June 28, 2024, a 42% increase year-over-year. Bonus related to management and advisory fees for the year-to-date period ended June 30, 2025, was R$64.9 million, up 54% year-over-year.

•	Performance based compensation of R$3.7 million for the quarter ended June 30, 2025, compared to R$2.5 million for the quarter ended June 28, 2024, an increase of 47% year-over-year. Performance based compensation for the year-to-date period ended June 30, 2025, was R$5.0 million, up 43%.

•	Segment personnel expensesxvi of R$20.7 million for the quarter ended June 30, 2025, compared to R$7.6 million for the quarter ended June 28, 2024, an increase of 174% year-over-year. Segment personnel expenses for the year-to-date period ended June 30, 2025, were R$40.8 million, up 174%.

•	Corporate center expensesxvii of R$78.5 million for the quarter ended June 30, 2025, compared to R$25.8 million for the quarter ended June 28, 2024, an increase of 205% year-over-year. Corporate center expenses for the year-to-date period ended June 30, 2025, were R$156.1 million, up 233%.

Earnings Release | Vinci Compass	13

2Q’25 Earnings Release August 12th, 2025
•	Other general and administrative expensesxviii of R$17.4 million for the quarter ended June 30, 2025, compared to R$6.5 million for the quarter ended June 28, 2024, an increase of 167% year-over-year. Other G&A expenses for the year-to-date period ended June 30, 2025, were R$32.9 million, up 173%

•	Placement fee amortization and rebatesxix of R$17.8 million for the quarter ended June 30, 2025, up 3,531% year-over-year. This line was introduced following the combination with Compass and was not meaningful before the transaction, and it started to have a bigger contribution to our expenses, particularly in the Credit and IP&S segments, as it reflects fees paid to distributors that, due to accounting procedures, are not deducted directly from management fees. Placement fee amortization and rebates for the year-to-date period ended June 30, 2025, totaled R$38.8 million, up 3,816% year-over-year.

Operating profit of R$69.9 million for the quarter ended June 30, 2025, compared to R$65.0 million for the quarter ended June 28, 2024, an increase of 7% year-over-year. Operating profit for the year-to-date period ended June 30, 2025, was R$137.3 million, up 14% compared to the same period in 2024.

GP Investment incomexx, a result of the company’s GP investments in its proprietary private market funds, was R$11.1 million for the quarter ended June 30, 2025, compared to R$4.3 million for the quarter ended June 28, 2024, an increase of 160% year-over-year. The increase was driven primarily by higher realized gains in the quarter, especially from one of our Infrastructure funds. GP Investment income for the year-to-date period ended June 30, 2025, totaled R$15.1 million, down 15% year-over-year.

Financial incomexxi of R$21.8 million for the quarter ended June 30, 2025, compared to R$11.4 million for the quarter ended June 28, 2024, an increase of 91% year-over-year, mainly due to higher realized gains on financial investments. Financial income for the year-to-date period ended June 30, 2025, was R$36.2 million, up 52% year-over-year.

Leasing expensesxxii of R$3.7 million for the quarter ended June 30, 2025, compared to R$2.1 million for the quarter ended June 28, 2024, an increase of 79% year-over-year. Leasing expenses for the year-to-date period ended June 30, 2025, were R$7.5 million, up 74% year-over-year.

Other items of negative R$5.2 million for the quarter ended June 30, 2025, compared to negative R$21.2 million for the quarter ended June 28, 2024. This line comprises the income/(loss) generated by contingent consideration adjustment, financial income/(expenses) related to SPS and Compass acquisitions, Ares Convertible Preferred Shares, and other financial expenses.

Share-based compensationxxiii of R$7.0 million for the quarter ended June 30, 2025, compared to R$5.7 million for the quarter ended June 28, 2024, an increase of 24% year-over-year. Share-based compensation for the year-to-date period ended June 30, 2025, was R$12.0 million, up 2% year-over-year.

Earnings Release | Vinci Compass	14

2Q’25 Earnings Release August 12th, 2025

Profit before income taxes of R$78.8 million for the quarter ended June 30, 2025, compared to R$40.0 million in the same period of 2024, an increase of 97% year-over-year. Profit before income taxes for the year-to-date period ended June 30, 2025, was R$146.1 million, up 52% year-over-year.

Income taxesxxiv of R$12.0 million for the quarter ended June 30, 2025, which represented an effective tax rate of approximately 15%, compared to R$11.7 million for the quarter ended June 28, 2024. Income taxes for the year-to-date period ended June 30, 2025, were R$23.4 million, up 6% year-over-year.

Non-operational expenses of R$0.4 million for the quarter ended June 30, 2025. Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

Contingent consideration adjustment related to acquisitions, after tax, of negative R$10.9 million for the quarter ended June 30, 2025. Contingent consideration adjustment related to Vinci SPS and Compass’ acquisitions reflects the change in earn out’s fair value to be paid. On June 30, 2025, Vinci Compass revaluated the fair value of those obligations based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value. The variation was recognized as a loss in the financial result.

Adjusted net income of R$56.3 million for the quarter ended June 30, 2025, compared to R$43.8 million for the quarter ended June 28, 2024, an increase of 29% year-over-year. Adjusted net income for the year-to-date period ended June 30, 2025, was R$104.4 million, up 10% year-over-year.

Earnings Release | Vinci Compass	15

2Q’25 Earnings Release August 12th, 2025

Supplemental Details

Assets Under Management (AUM) Rollforward

	For the Three Months Ended June 30, 2025
In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	231,924	29,389	16,481	14,793	11,965	304,552
(+/-) Capital Subscription / (capital return)	(2)	121	(161)	–	23	(18)
(+) Capital Subscription	0	206	–	–	237	443
(-) Capital Return	(2)	(84)	(161)	–	(214)	(461)
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	2,276	1,442	–	(505)	(17)	3,196
(+/-) FX Variation	(10,421)	(945)	(131)	(236)	(60)	(11,793)
(+/-) Appreciation / (depreciation)	6,377	451	(420)	1,500	213	8,120
Ending balance	230,155	30,459	15,769	15,552	12,123	304,057

	For the Twelve Months Ended June 30, 2025
In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	25,057	8,499	15,524	9,463	10,669	69,212
(+/-) Capital Subscription / (capital return)	(10)	2,058	228	–	(277)	2,000
(+) Capital Subscription	0	2,595	463	–	349	3,407
(-) Capital Return	(10)	(537)	(235)	–	(626)	(1,408)
(+) Acquisitions	216,007	18,780	–	4,355	2,006	241,147
(+/-) Net Inflow / (outflow)	(8,171)	577	–	(191)	(35)	(7,819)
(+/-) FX Variation	(11,618)	(995)	(61)	(241)	(23)	(12,938)
(+/-) Appreciation / (depreciation)	8,890	1,539	77	2,166	(216)	12,456
Ending balance	230,155	30,459	15,769	15,552	12,123	304,057
Earnings Release | Vinci Compass	16

2Q’25 Earnings Release August 12th, 2025

Fee-Earning Assets Under Management (FEAUM) Rollforward

	For the Three Months Ended June 30, 2025
In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	230,551	28,764	13,287	14,739	11,839	299,180
(+/-) Capital Subscription / (capital return)	(2)	121	(142)	–	52	29
(+) Capital Subscription	–	206	–	–	237	443
(-) Capital Return	(2)	(84)	(142)	–	(185)	(414)
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	2,241	1,448	–	(495)	(17)	3,177
(+/-) FX Variation	(10,395)	(925)	(131)	(235)	(60)	(11,747)
(+/-) Appreciation / (depreciation)	6,379	500	(303)	1,493	212	8,281
Ending balance	228,773	29,908	12,710	15,502	12,026	298,920

	For the Twelve months Ended June 30, 2025
In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	24,845	8,311	12,385	9,426	10,625	65,592
(+/-) Capital Subscription / (capital return)	(10)	2,060	247	–	(248)	2,049
(+) Capital Subscription	–	2,595	463	–	349	3,407
(-) Capital Return	(10)	(535)	(216)	–	(597)	(1,358)
(+) Acquisitions	215,477	18,340	–	4,316	2,006	240,138
(+/-) Net Inflow / (outflow)	(8,252)	645	–	(162)	(35)	(7,804)
(+/-) FX Variation	(11,591)	(974)	(61)	(240)	(23)	(12,888)
(+/-) Appreciation / (depreciation)	8,304	1,527	139	2,161	(298)	11,834
Ending balance	228,773	29,908	12,710	15,502	12,026	298,920
Earnings Release | Vinci Compass	17

2Q’25 Earnings Release August 12th, 2025

Investment Records – IP&S, Public Equities, Private Credit and Listed Funds

Fund	Segment	NAVxxv (R$ millions)	2Q'25	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Total Return	Equities	246.0	17.0%	22.6%	15.3%	19.0%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategy	Equities	847.6	11.1%	19.3%	10.3%	14.0%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	338.1	9.1%	17.5%	13.6%	18.2%	IBOV	IBOV
Compass CRECE+	Equities	170.5	11.9%	19.8%	25.4%	23.7%	S&P/BMV IPC	N/A
Compass Crecimiento	Equities	348.2	(17.0)%	(22.5)%	23.2%	351.6%	S&P MERVAL	N/A
Compass Small Cap Chile	Equities	1,479.8	7.9%	30.3%	23.6%	40.4%	N/A	N/A
Vinci Crédito Imobiliário II	Credit	721.9	4.7%	8.4%	10.3%	15.9%	IPCA	IPCA + 6%
Vinci Energia Sustentável	Credit	543.1	4.0%	7.4%	8.6%	16.9%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	323.3	4.4%	8.4%	12.6%	24.8%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	4,301.0	1.9%	4.9%	9.1%	20.6%	CEMBI Broad Div	N/A
Compass Latam High Yield USD	Credit	1,773.8	1.4%	4.0%	9.8%	24.5%	CEMBI Broad Div HY	N/A
Compass I+LIQG	Credit	1,933.1	2.3%	4.8%	10.7%	23.8%	PIP Cetes 28D	N/A
Compass Credit Selection	Credit	820.5	3.6%	7.1%	12.8%	29.4%	CDI	N/A
Compass Yield 30	Credit	2,032.8	3.5%	7.2%	13.2%	31.1%	CDI	CDI
Compass Deuda Plus	Credit	438.0	1.5%	4.1%	10.5%	17.7%	N/A	N/A
Compass Renta Fija-B	Credit	753.8	1.3%	3.1%	4.9%	9.2%	CEMBI Broad Div	N/A
Vinci Multiestratégia FIM	Global IP&S	99.2	2.8%	5.7%	10.7%	20.4%	CDI	CDI
Atlas Strategy	Global IP&S	212.5	2.7%	4.4%	12.1%	18.0%	CDI	CDI
Vinci Valorem FIM	Global IP&S	839.9	2.4%	4.4%	8.7%	16.4%	IMA-B	IMA-B
Equilibrio Strategy	Global IP&S	887.0	1.4%	2.8%	6.4%	13.1%	IPCA	N/A
Vinci Retorno Real FIM	Global IP&S	85.9	(0.2)%	1.5%	4.4%	10.2%	IMA-B	IMA-B
VISC11	Real Assets (listed REIT)	2,987.8	2.5%	12.0%	(2.2)%	5.6%	IFIX	IPCA + 6%
VILG11	Real Assets (listed REIT)	1,287.2	5.6%	20.9%	13.0%	(8.1)%	IFIX	IPCA + 6%
VINO11	Real Assets (listed REIT)	417.9	(0.6)%	9.2%	(17.8)%	(33.1)%	IFIX	IPCA + 6%
VIUR11	Real Assets (listed REIT)	154.7	11.4%	3.8%	(0.8)%	(12.4)%	IFIX	IPCA + 6%
VCRI11	Real Assets (listed REIT)	132.6	9.1%	20.1%	0.1%	13.9%	IFIX	IPCA + X%
VICA11	Real Assets (REIT)	387.9	1.1%	2.3%	3.1%	3.6%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	48.7	4.5%	9.1%	6.3%	-	IFIX	IFIX
VIGT11	Real Assets (listed REIT)	314.9	(0.6)%	27.1%	(42.3)%	(42.8)%	N/A	N/A

Benchmark	2Q'25	YTD	12 M	24 M
CDIxxvi	3.3%	6.4%	12.1%	25.2%
IMA-B 5xxvii	2.8%	6.0%	9.0%	17.9%
IPCAxxviii	0.9%	3.0%	5.4%	9.8%
IFIXxxix	5.2%	11.8%	4.1%	10.4%
IPCA + Yield IMA-B	2.9%	6.8%	12.7%	24.2%
IBOVxxx	6.6%	15.4%	12.1%	17.6%
S&P/BMV IPCxxxi	11.6%	18.6%	13.6%	14.9%
S&P MERVALxxxii	(14.7)%	(21.3)%	23.7%	362.4%
CEMBI Broad Divxxxiii	1.6%	4.3%	8.5%	20.6%
CEMBI Broad Div HYxxxiv	1.4%	3.9%	9.2%	25.1%
PIP Cetes 28Dxxxv	2.2%	4.7%	10.3%	23.2%
Earnings Release | Vinci Compass	18

2Q’25 Earnings Release August 12th, 2025

Investment Records – Closed End Private Markets fundsxxxvi

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm	Gross MOICxxxvii (BRL)	Gross MOIC (USD)	Gross IRRxxxviii (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	79	5,210	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,063	1,865	2,046	3,910	1.9x	1.0x	8.7%	-0.4%
VCP III	Private Equity	2018	4,000¹³	2,501	287	5,174	5,461	2.1x	2.1x	25.5%	24.0%
VCP IV	Private Equity	2022	3,879¹³	793	–	1,027	1,027	1.2x	1.2x	NM	NM
VCP Strategyxxxix	Private Equity		9,526	6,563	7,282	8,326	15,608	2.3x	2.1x	64.6%	70.2%
NE Empreendedorxl	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	98	223	321	2.4x	1.8x	21.7%	14.2%
VIR IV	Private Equity	2020	1,000	728	167	757	923	1.4x	1.3x	21.5%	19.4%
VIR Strategyxli	Private Equity		1,276	875	291	980	1,271	1.5x	1.5x	21.8%	26.2%
SPS I	Credit	2018	128	206	311	51	362	2.3x	1.8x	24.9%	18.3%
SPS II	Credit	2020	671	1,062	1,088	583	1,670	2.2x	2.2x	22.7%	22.7%
SPS III	Credit	2021	1,071	1,504	646	1,369	2,015	2.4x	2.3x	24.7%	22.2%
SPS IV	Credit	2025	1,073	63	–	63	63	NM	NM	NM	NM
SPS Strategyxlii	Credit		2,943	2,835	2,045	2,066	4,111	2.3x	2.2x	23.7%	21.8%
MAV I	Credit	2022	165	165	152	87	239	1.4x	1.4x	18.8%	20.1%
MAV II	Credit	2023	205	205	36	207	243	1.2x	1.3x	18.5%	11.2%
MAV III	Credit	2025	220	60	2	63	65	NM	NM	NM	NM
MAV Strategyxliii	Credit		590	431	190	356	547	1.3x	1.3x	18.6%	15.2%
Lacan Florestal I	Real Assets	2012	253	253	255	323	579	2.3x	1.3x	11.4%	2.8%
Lacan Florestal II	Real Assets	2016	356	356	125	593	718	2.0x	1.5x	12.5%	6.9%
Lacan Florestal III	Real Assets	2020	501	390	–	530	530	1.4x	1.3x	12.5%	9.3%
Lacan Florestal IV	Real Assets	2023	172	109	–	126	126	1.2x	1.2x	20.4%	21.3%
Lacan Strategyxliv	Real Assets		1,281	1,108	380	1,572	1,952	1.8x	1.3x	12.0%	5.2%
FIP Transmissãoxlv	Real Assets	2017	211	104	289	90	379	3.7x	2.7x	56.6%	40.7%
VIASxlvi	Real Assets	2021	386	350	–	512	512	1.5x	1.3x	18.1%	12.9%
VICCxlvii	Real Assets	2022	1,784	151	–	151	151	1.0x	1.0x	NM	NM
VFDLxlviii	Real Assets	2021	422	331	16	373	389	1.2x	1.1x	9.6%	6.8%
Vinci Credit Infraxlix	Credit	2022	1,848	1,250	42	1,351	1,393	1.2x	1.2x	NM	NM
Earnings Release | Vinci Compass	19

2Q’25 Earnings Release August 12th, 2025

Shareholder Dividends & Share Summary

($ in thousands)	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25
Adjusted Distributable Earnings (R$)	51,820	63,641	49,605	58,401	57,104	73,946	62,306	75,760
Adjusted Distributable Earnings (US$)[l]	10,647	12,829	9,801	10,331	9,872	12,804	11,027	13,964
Adjusted DE per Common Share (US$)li	0.20	0.24	0.18	0.19	0.19	0.20	0.17	0.22
Actual Dividend per Common Sharelii	0.17	0.20	0.17	0.17	0.16	0.15	0.15	0.15

VINP Shares	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25
Shares Repurchased
# of Shares	705,518	93,249	533,981	220,135	374,834	607,643	683,148	173,762
Average Cost (US$/share)	10.14	10.50	10.64	10.82	10.38	10.28	10.07	9.47
Capital Deployed (US$)	7,150,845	979,137	5,681,558	2,382,251	3,890,849	6,246,577	6,879,698	1,645,210
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class Aliii	39,405,827	39,312,578	38,778,597	38,779,209	38,404,375	49,580,116	48,896,968	48,778,420
Common Shares	53,872,066	53,778,817	53,244,836	53,245,448	52,870,614	64,046,355	63,363,207	63,244,659

Vinci Compass generated R$1.20 or US$0.22 of Adjusted Distributable Earnings per common share for the second quarter of 2025. The company declared a quarterly dividend of US$0.15 per common share to record holders as of August 22, 2025; payable on September 09, 2025.

Common Shares Outstanding as of quarter end of 63,244,659 shares.

•	Repurchased 173,762 common shares in the quarter, with an average share price of US$10.07.

•	Repurchased 6,150,507 common shares since the announcement of the first share repurchase plan, with an average share price of US$10.53.

•	As of June 30, 2025, there was no remaining authorization for the share repurchase plan.

Earnings Release | Vinci Compass	20

2Q’25 Earnings Release August 12th, 2025

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	2Q'24	1Q'25	2Q'25	2Q'24 YTD	2Q'25 YTD

OPERATING PROFIT	65,014	67,404	69,884	119,924	137,288
(-) Net revenue from realized performance fees	(9,096)	(3,077)	(17,054)	(11,369)	(20,131)
(-) Net revenue from unrealized performance fees	3,483	–	8,711	3,483	8,711
(+) Compensation allocated in relation to performance fees	2,503	1,350	3,683	3,512	5,033
FEE RELATED EARNINGS (FRE)	61,904	65,677	65,224	115,550	130,901

OPERATING PROFIT	65,014	67,404	69,884	119,924	137,288
(-) Net revenue from management fees	(114,134)	(195,529)	(195,569)	(210,589)	(391,098)
(-) Net revenue from advisory	(11,481)	(24,853)	(26,220)	(21,840)	(51,073)
(-) Other revenues	–	(11,262)	(10,944)	–	(22,206)
(+) Bonus related to management and advisory	23,380	31,744	33,127	42,128	64,871
(+) Personnel expenses	7,556	20,125	20,682	14,893	40,807
(+) Other general and administrative expenses	6,535	15,431	17,423	12,030	32,854
(+) Placement fee amortization and rebates	490	21,015	17,792	991	38,807
(+) Corporate center expenses	25,750	77,652	78,484	46,837	156,136
PERFORMANCE RELATED EARNINGS (PRE)	3,110	1,727	4,660	4,374	6,387

OPERATING PROFIT	65,014	67,404	69,884	119,924	137,288
(-) Net revenue from unrealized performance fees	3,483	–	8,711	3,483	8,711
(+) Compensation allocated in relation to unrealized performance fees	(1,233)	–	(3,083)	(1,233)	(3,083)
(+) Realized gain from GP investment income	12,379	4,285	13,576	16,785	17,861
SEGMENT DISTRIBUTABLE EARNINGS	79,643	71,689	89,088	138,959	160,777

NET INCOME	28,347	55,928	66,773	74,055	122,701
(-) Net revenue from unrealized performance fees	3,483	–	8,711	3,483	8,711
(+) Income tax from unrealized performance fees	(401)	–	(1,004)	(401)	(1,004)
(+) Compensation allocated in relation to unrealized performance fees	(1,233)	–	(3,083)	(1,233)	(3,083)
(-) Unrealized gain from GP investment income	8,128	279	2,512	(975)	2,791
(+) Income tax on unrealized gain from GP investment income	(987)	694	(2,672)	(704)	(1,978)
(-) Unrealized gain from financial income	0	–	–	0	–
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss)liv	5,863	(9,546)	(12,932)	11,619	(22,478)
(+) Income tax on contingent consideration	(1,993)	1,405	2,081	(3,950)	3,486
(+) Depreciation and amortization	1,873	6,231	6,250	3,764	12,481
(+) Equity-based compensation	3,529	5,003	4,333	9,677	9,336
(-) Income Taxes on Equity-based compensation	188	(117)	371	(241)	254
(+) Equity gain (loss)	–	2,201	3,996	–	6,197
(+) Non-operational expenses including income tax related to realized expenselv	11,604	228	422	12,912	650
ADJUSTED DISTRIBUTABLE EARNINGS	58,401	62,306	75,759	108,006	138,065

TOTAL NET REVENUE FROM SERVICES RENDERED	131,228	234,721	241,075	240,315	475,796
(-) Net revenue from realized performance fees	(9,096)	(3,077)	(17,054)	(11,369)	(20,131)
(-) Net revenue from unrealized performance fees	3,483	–	8,711	3,483	8,711
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	125,615	231,644	232,733	232,429	464,377
Earnings Release | Vinci Compass	21

2Q’25 Earnings Release August 12th, 2025

Balance Sheet Results

Assets	3/31/2025	6/30/2025
Current assets
Cash and cash equivalents	163,782	189,190
Cash and bank deposits	126,844	100,449
Financial instruments at fair value through profit or loss	36,938	58,148
Financial instruments at amortized cost	-	30,593
Financial instruments at fair value through profit or loss	1,488,809	1,449,809
Trade receivables	162,569	189,754
Sub-leases receivable	1,770	645
Taxes recoverable	11,200	11,614
Other assets	66,398	57,596
Total current assets	1,894,528	1,898,608

Non-current assets
Financial instruments at fair value through profit or loss	127,710	135,644
Financial instruments at amortized cost	6,334	6,036
Trade receivables	15,603	6,024
Sub-leases receivable	3,910	3,749
Taxes recoverable	3,969	3,887
Deferred taxes	29,889	29,254
Other receivables	40,287	39,323
	227,702	223,917

Investments accounted for using the equity method	53,781	55,455
Property and equipment	60,279	65,274
Right of use - Leases	135,768	126,571
Intangible assets	1,054,859	1,052,105
Total non-current assets	1,532,389	1,523,322

Total Assets	3,426,917	3,421,930
Earnings Release | Vinci Compass	22

2Q’25 Earnings Release August 12th, 2025
Liabilities and equity	3/31/2025	6/30/2025
Current liabilities
Trade payables	12,290	9,366
Financial instruments at fair value through profit or loss	11,786	16,106
Deferred Revenue	15,514	–
Leases	35,031	31,804
Accounts payable	36,792	35,231
Labor and social security obligations	62,645	100,640
Loans and Financing	27,632	25,786
Taxes and contributions payable	26,264	23,255
Total current liabilities	227,954	242,188

Non-current liabilities
Leases	116,025	110,631
Labor and social security obligations	8,658	6,319
Loans and Financing	763,298	722,617
Deferred taxes	5,237	2,839
Retirement plans liabilities	416,135	454,387
	1,309,353	1,296,793

Total liabilities	1,537,307	1,538,981

Equity
Share capital	18	18
Additional paid-in capital	2,097,712	2,094,601
Treasury shares	(300,082)	(306,608)
Retained Earnings	87,214	101,177
Other reserves	5,717	(4,443)
	1,890,579	1,884,745

Non-controlling interests in the equity of subsidiaries	(969)	(1,796)

Total equity	1,889,610	1,882,949

Total liabilities and equity	3,426,917	3,421,930
Earnings Release | Vinci Compass	23

2Q’25 Earnings Release August 12th, 2025

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

i “Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

ii “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.

iii “FRE Margin” is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services.

iv “FRE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

v “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit-sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees.

Earnings Release | Vinci Compass	24

2Q’25 Earnings Release August 12th, 2025

vi “PRE Margin” is calculated as PRE divided by net revenue from performance fees.

vii “Segment Distributable Earnings” is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Markets, Public Equities, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

viii “Other items” comprise the income/(loss) generated by financial income/(expenses) related to acquisitions, Ares Convertible Preferred Shares and other financial expenses.

ix “Non-operational expenses” are composed by expenses related to professional services to matters related to acquisitions.

x “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) income taxes on share-based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment’s investments, less (i) contingent consideration (earn-out) gain (loss) (after tax).

xi “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income.

xii “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense).

xiii “Adjusted DE Margin” is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income.

xiv “Adjusted DE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

xv “AUM” refers to assets under management and advisory. Our AUM equals the sum of: (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds; and (3) the fair market value of co-investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds. As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AUM to vary over time, independently of underlying asset or commitment changes. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

Earnings Release | Vinci Compass	25

2Q’25 Earnings Release August 12th, 2025

xvi “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xvii “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xviii “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

xix “Placement fee amortization and rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line.

xx “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xxi “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments.

xxii “Leasing expenses” include costs from the company’s sub-leasing activities.

xxiii “Share Based Plan” is the composition of two benefit programs: SOP (Stock Option Plan) and RSU (Restricted Stock Units). In Stock Option Plan the company concedes to an employee the option to buy stock in the company with stated fixed price. The Restricted Stock Units concedes company shares to an employee through a vesting plan in which RSUs are assigned a fair market value.

xxiv Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries is taxed based on deemed profit.

xxv NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund ex-dividends.

xxvi CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xxvii IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

Earnings Release | Vinci Compass	26

2Q’25 Earnings Release August 12th, 2025

xxviii IPCA is a broad consumer price index measured by the IBGE.

xxix IFIX is an index composed by listed REITs in the Brazilian stock Market.

xxx Brazil stock market most relevant index.

xxxi S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market.

xxxii S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market.

xxxiii CEMBI Broad Div tracks the performance of US dollar-denominated bonds issued by emerging market corporate entities.

xxxiv The J.P. Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating-rate debt instruments issued by corporate, sovereign, and quasi-sovereign entities.

xxxv PiP Cetes 28d is an index that invests in Cetes 28-day securities. Cetes are Treasury Certificates issued by the Mexican government.

xxxvi Track record information is presented throughout this release on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxxvii “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxxviii “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxxix Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 1Q’25, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xl Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Partners. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information.

xli Track record for VIR strategy is presented as of 1Q’25, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xlii Track record for Vinci SPS strategy is presented as of 2Q’25.

xliii Track record for MAV strategy is presented as of 2Q’25.

Earnings Release | Vinci Compass	27

2Q’25 Earnings Release August 12th, 2025

xliv Track record for Lacan strategy is presented as of 2Q’25.

xlv Track record for FIP Infra is presented as of 1Q’25.

xlvi Track record for VIAS is presented as of 1Q’25.

xlvii Total commitments for VICC are presented as of 1Q’25.

xlviii Track record for VFDL is presented as of 2Q’25.

xlix Track record for Vinci Credit Infra is presented as of 2Q’25.

l US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.4254, as of August 08, 2025, when dividends were approved by our Board of Directors.

li Per Share calculations are based on end of period Participating Common Shares.

lii Actual dividends per common share are calculated considering the share count as of the applicable record date.

liii As of June 30, 2025, Public Float was comprised of 11,433,246 Class A common shares.

liv Contingent consideration adjustment (after-tax) related to acquisitions and combination with Compass reflects the change in the earn out’s fair value to be paid in the future. On June 30, 2025, Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value. The variation was recognized as a loss in the financial result.

lv Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

Earnings Release | Vinci Compass	28